Performance Graph

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

AMONG INVESTORS CAPITAL HOLDINGS, LTD., STANDARD & POORS 500 INDEX AND DOW JONES FINANCIAL SERVICES INDEX

The chart below compares the five-year cumulative total return, assuming the reinvestment of dividends, on Investor Capital Holdings, Ltd. common stock (ICH) with that of the Standard & Poors 500 Index (sp 500) and the Dow Jones Financial Services Index (iyg). This graph assumes $100 was invested on March 31, 2001, in each of Investors Capital Holdings, Ltd. common stock and the indicated indices.

Note: stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.



$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
2001
2002
2003
2004
2005
2006
ICH
S&P 500
IYG

	3/31/2001	3/31/2002	3/31/2003	3/31/2004	3/31/2005	3/31/2006
ICH	$100.00	$41.96	$32.68	$100.00	$89.10	$56.96
S&P 500	$100.00	$98.14	$72.61	$96.91	$101.08	$111.59
IYG	$100.00	$106.28	$84.15	$119.34	$117.07	$133.03

Compensation Committee Interlocks and Insider Participation

During fiscal 2006, former director C. Troy Shaver, Jr. served on the Compensation Committee until his resignation from the Board on October 18, 2005*. Mr. Shaver is currently President of Dividend Growth Advisors, LLC. Until October 18, 2005, Dividend Growth Advisors acted as sub-advisor to Eastern Point Advisors, our investment advisor subsidiary, and, more specifically, its mutual fund, the Eastern Point Advisors Rising Dividend Growth Fund.** The aggregate fees paid to Dividend Growth Advisors for advisory services during fiscal 2006 were $81,093.

* For additional information, see SEC Form 8-K filing dated October 24, 2005.
** For additional information, see SEC Form 8-K filing dated October 25, 2005.